UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. One)*


Shopko Stores Inc
(Name of Issuer)


Common Stock
(Title of Class of Securities)


824911101
(Cusip Number)


August 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

NewSouth Capital Management, Inc.
Tax ID #: 62-1237220

2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                     (b)[ ]

3.	 SEC USE ONLY

4.	 CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.	SOLE VOTING POWER
729,550


6.	SHARED VOTING POWER
0


7.	SOLE DISPOSITIVE POWER
1,068,850


8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON
1,068,850


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  CERTAIN SHARES
N/A


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.7%

12.	TYPE OF REPORTING PERSON*
I/A


Item 1. (a)  Name of Issuer:

Shopko Stores Inc.


Item 1. (b)  Address of Issuer's Principal Executive
             Offices:

			700 Pilgrim Way
			Green Bay, WI  54304

Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1100 Ridgeway Loop Rd. Suite 444
             Memphis, TN  38120

Item 2. (c) Citizenship:

            USA

Item 2. (d) Title of Class of Securities:

			Common Stock

Item 2. (e) CUSIP Number:

			824911101

Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940











Item 4.  Ownership:

(a)	Amount Beneficially Owned:
1,068,850

(b)	Percent of Class:
3.7%

(c)	Number of Shares as to which such person has:
(i)	Sole Power to vote or to direct the
vote:	1,068,850
(ii)	Shared Power to vote or to direct the
vote:
(iii)	Sole Power to dispose or to direct the
disposition of:	1,068,850
(iv)	Shared Power to dispose or to direct
the disposition of:

With regard to the shares set forth under Item 4, of the 1,068,850 Shares being reported, 4,850 or .02% of the outstanding shares of Common Stock of Shopko Stores Inc are managed by NewSouth Capital Management, Inc. through a Smith Barney Fiduciary Services Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Smith Barney retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 1,068,850 shares being reported, 1,500 or .01% of the outstanding shares of Common Stock of Shopko Stores
Inc.are managed by NewSouth Capital Management, Inc.
through a Morgan Keegan Preferred Program ("MKPfd") whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, MKPfd retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 1,068,850 shares being reported, 20,200 or .07% of the outstanding shares of Common Stock of Shopko Stores
Inc. are managed by NewSouth Capital Management, Inc.
through a Thomas Weisel Partners LLC Asset Management
Consulting Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Thomas
Weisel Partners LLC retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:


NewSouth Capital Management is an Investment Advisor and in such capacity acquired the securities on behalf of it's
Advisor clients. No single client's interest relates to more than 5% of the class.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	9/09/2002 as of 08/31/2002


Signature:__________________________

Name: 	David M. Newman
Title:	Vice President